Amendment #6

to the

AUTOMATIC

YEARLY RENEWABLE TERM REINSURANCE AGREEMENT

EFFECTIVE March 1, 2003

Between

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

(THE COMPANY)

And

SCOTTISH RE (U.S.), INC.

(THE REINSURER)

The parties hereby agree to the following:

1.	Section 16, CLAIMS, shall be replaced by the following:

a.

NOTIFICATION OF CLAIMS. THE COMPANY will notify THE REINSURER as soon as reasonably possible after THE COMPANY receives a claim for a policy reinsured under this Agreement. In addition, THE COMPANY will provide THE REINSURER with identification of contestable claims along with the relevant documentation, including but not limited to, claim proofs, for all claims incurred within the first two policy years and on incontestable policies where THE REINSURER’s net amount at risk is in excess of $25,000.

After THE COMPANY has received all proper claim proofs and paid the claim, THE COMPANY will notify THE REINSURER that a claim is due under this Agreement. THE COMPANY will send to THE REINSURER an itemized statement of amounts due THE COMPANY under this Agreement along with all relevant information with respect to the claim, including the claim proofs not already provided. However, for incontestable claims, claim proofs will not be required by THE REINSURER if THE REINSURER’s net amount at risk is less than or equal to $25,000 and THE COMPANY has paid the claim. In such cases, THE COMPANY will provide THE REINSURER with the cause of death.

b.

AMOUNT AND PAYMENT OF BENEFITS As soon as THE REINSURER receives proper claim notice and any required proof of the claim, reinsurance benefits are due and payable to THE COMPANY. THE REINSURER is bound by THE COMPANY’s decisions regarding settlement of all claims. Payment of the benefits by THE REINSURER will be made in a single sum, regardless of THE COMPANY’s settlement options. The maximum benefit payable to THE COMPANY under each reinsured policy is the amount specifically reinsured with THE REINSURER. In the event that THE REINSURER has not paid reinsurance benefits to THE COMPANY within sixty days of the due date, THE COMPANY may charge interest on the amount due at an interest rate equal to the London Interbank Offer Rate, U.S. denomination-Fixed Three-month, (LIBOR), as of when the payment was due. In addition, in the event that reinsurance benefits are sixty days past due, THE COMPANY may recapture the reinsurance as described in Section 19.

c.

LIVING NEEDS BENEFITS. Living Needs Benefit claims will be administered in the same way as a death claim and Living Needs Benefit claims, both full and partial, will be specifically identified as such on the lists of claims paid.

d.

CLAIM SETTLEMENTS. THE REINSURER agrees that THE COMPANY will use its standard claim practices and guidelines, as updated from time to time, in the adjudication of all claims on policies reinsured under this Agreement. THE REINSURER has the right to inspect, at the COMPANY's offices, the COMPANY's written claims practices and guidelines. Once THE REINSURER has been notified of a contestable claim in accordance with subsection a. of this ‘CLAIMS’ section, THE REINSURER will have two business days to review the information and

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offer its advice to THE COMPANY as to whether the claim should be paid or denied. If there is a disagreement between THE COMPANY and THE REINSURER as to whether THE COMPANY should pay or deny the claim, THE COMPANY will make a reasonable effort to secure mutual agreement between the parties. Any advice offered by THE REINSURER will not be binding on THE COMPANY.

THE COMPANY will advise THE REINSURER of any intention to contest a claim involving a policy reinsured hereunder and provide THE REINSURER with copies of all relevant documents. THE REINSURER may choose not to participate in the contest of a contestable claim. THE REINSURER will have 10 business days to communicate its decision whether to participate in the contested claim. If THE REINSURER chooses not to participate, it will discharge its liability by immediately paying to THE COMPANY the full amount of THE REINSURER’s liability on the portion of the policy reinsured under this Agreement, regardless of any subsequent outcome of such contest.

f.

CLAIM EXPENSES. THE REINSURER will pay its share of any interest paid by THE COMPANY on any claim payment. In addition, THE REINSURER will pay its share of the unusual expense of THE COMPANY of investigating and adjudicating contestable claims, including investigation expenses and compensation expenses charged by THE COMPANY’s Special Investigation Unit. Such Special Investigation Unit expenses will not increase more than 5% per year of the current hourly rate ($39 for 2005) of contestable claim investigation. The term “unusual expense” shall mean all expenses of THE COMPANY associated with the contestable claim other than normal and customary claim administration expenses that are commonly incurred with the normal and customary settlement of non-contestable claims. Also, expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits that THE COMPANY admits are payable are not a claim expense under this Agreement. Notwithstanding the above, THE REINSURER will not be liable for any portion of interest or unusual expenses for any period of time after THE REINSURER has notified THE COMPANY of its decision not to participate in a contested, compromised or litigated claim.

g.

EXTRACONTRACTUAL DAMAGES. In no event will THE REINSURER participate in extra-contractual damages or penalties that are awarded against THE COMPANY as a result of an act, omission or course of conduct committed by THE COMPANY in connection with the reinsurance or a claim covered under this Agreement. The parties recognize that circumstances may arise in which equity would require THE REINSURER, to the extent permitted by law, to share proportionately in certain assessed damages. Such circumstances are difficult to define in advance, but would generally be those situations in which THE REINSURER was an active party and agreed in writing with the act or course of conduct of THE COMPANY that ultimately resulted in the assessment of damages. If, however, extra-contractual damages are awarded solely or partly as a result of THE COMPANY having contested the claim, and THE REINSURER had agreed to participate in that contest, then THE REINSURER will reimburse THE COMPANY for its share of the portion of the damages awarded as a result of THE COMPANY having contested the claim. The Reinsurer will not be responsible for reimbursing THE COMPANY for the portion of the damages awarded for any other reason. When the damages awarded are shared, THE COMPANY and THE REINSURER would share such damages assessed in equitable proportions.

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In witness of the above, THE COMPANY and THE REINSURER have by their respective officers executed and delivered this Agreement in duplicate on the dates indicated below, with an effective date of April 11, 2005.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA	SCOTTISH RE (U.S.), INC.

By:	____________________________	By:	______________________________

Title: ____________________________	Title: ______________________________

Date: ____________________________	Date: ______________________________

By:	____________________________	By:	______________________________

Title: ____________________________	Title: ______________________________

Date: ____________________________	Date: ______________________________

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